Delisting Determination, The Nasdaq Stock Market, LLC, December 27, 2023, Impel Pharmaceuticals Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Impel Pharmaceuticals Inc., effective at the opening of the trading session on January 8, 2024.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(b)(2)(A) and 5450(b)(2)(C). The Company was notified of the Staff determination on October 10, 2023. On October 16, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. A hearing on the matter was scheduled for December 14, 2023. On December 14, 2023, the Company witdrew its appeal. The Company securities were suspended on December 18, 2023. The Staff determination to delist the Company securities became final on December 18, 2023.